January 10, 2014

Via EDGAR Transmission

Ms. Melissa Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:       National Steel Company
Form 20-F for the fiscal year ended December 31, 2012
Filed April 30, 2013
File No. 1-14732
Response to Staff Comment Letter dated November 25, 2013

Dear Ms. Rocha:

Companhia Siderúgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on November 25, 2013, concerning the Company’s annual report on Form 20-F filed on April 30, 2013 (the “2012 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 9 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2012 Form 20-F.

SEC Comment No. 1.

Information on the Company, page 15

Business Overview, page 17

1)      In future filings, please disclose and update your resources and/or reserves tabulations annually for your iron ore (Casa de Pedra, Engenho, and Fernandinho), limestone (Bocaina), and tin (Santa Barbara) properties reflecting the depletion of your resources/reserves due to your annual production, coinciding with your fiscal year end.

Response to Comment No. 1.

We note the Staff’s comment and will include the information requested in future filings to the extent available.

We note that we currently only have resources/reserves data for our Casa de Pedra property, as shown in the table on page 37 of our 2012 Form 20-F. We are in the process of performing reserve studies for our Namisa properties (Engenho and Fernandinho) and expect it will be completed by late 2014 (also as discussed in page 37 of our 2012 Form 20-F).

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	1

As to our Bocaina and Santa Barbara properties, we do not have resources/reserves studies and do not currently plan to begin campaigns to complete a study in connection with these properties in light of their low materiality to our business, the fact that these properties have the sole purpose of supplying our internal needs and the abundant availability of limestone, dolomite and tin in the Brazilian market, as discussed further in our response to the Staff’s comment No. 2.

As an example, for our 2012 Form 20-F, this disclosure would have been:

	Summary of Casa de Pedra Mine Iron Ore Reserves(1)
	Proven - 2012	Probable - 2012	Total - 2012		Total - 2011
	Ore Tonnage(2)	Ore Tonnage	Ore Tonnage	Grade(3)	Ore Tonnage	Grade
Reserves	957	514	1,471	47.49%	1,499	47.49%

(1)      Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The reserves for the Casa de Pedra mine were audited in 2006 and we have reduced the amount of proven reserves by our annual production since then.

(2) Represents ROM material.
(3) Grade is the proportion of metal or mineral present in ore or any other host material.

SEC Comment No. 2.

2)      Please add disclosure for your Bocaina and Santa Barbara properties in future filings and describe the following:

•        A description of your ownership or interest in the properties and all other interests in your properties, including the terms of all underlying agreements and royalties.

•        Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other concessions that may exist in  the area of your properties.

•        The conditions that must be met to retain your concessions or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•        The area of your concessions, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	2

Response to Comment No. 2.

We note the Staff’s comment but kindly request to continue to not include this information regarding our limestone (Bocaina), dolomite (also Bocaina) and tin (Santa Barbara) properties as neither property is material to our business.

Limestone, dolomite and tin are abundant and easily available in the Brazilian market and these properties have the sole purpose of supplying our internal needs. In addition, we also purchase tin in the market as our internal production is not sufficient to supply all our needs.

Limestone is used in our cement segment to produce clinker. In 2012, the cement segment represented 2.3% (R$388 million) of our total net operating revenues and 2.4% (R$286 million) of our total cost of goods sold. Also in 2012, limestone represented approximately 2.9% (R$8 million) of our cost of goods sold in that segment.

In addition, we also use trace amounts of limestone and dolomite in our steel segment to produce certain products and, in the case of dolomite, to coat our blast furnaces. Although steel is our largest segment, in 2012, limestone represented approximately 0.7% (R$59 million) and dolomite represented approximately 0.3% (R$27 million) of the cost of goods sold in the steel segment.

Tin is used in our steel segment only to coat tin plates. In 2012, we sold 574 thousand tons of tin plates, which represented 10.1% (R$1,712 million) of our total net operating revenues and 9.4% (R$1,140 million) of our total cost of goods sold. Also in 2012, tin represented approximately 6.1% (R$70 million) of the cost of goods sold for tin plates, of which only approximately half came from our properties.

SEC Comment No. 3.

3)      In future filings, please disclose the information required under paragraph (b) of Industry Guide 7 for your Bocaina and Santa Barbara properties.

•         The location and means of access to your property, including the modes of transportation utilized to and from the property.

•         A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•         A description of any work completed on the property and its present condition.

•         The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•         A description of equipment, infrastructure, and other facilities.

•         The source of power and water that can be utilized at the property.

•         If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	3

Response to Comment No. 3.

We note the Staff’s comment but kindly request to continue to not include this information regarding our limestone (Bocaina), dolomite (also Bocaina) and tin (Santa Barbara) properties as neither property is material to our business, as discussed in our response to the Staff’s comment No. 2.

SEC Comment No. 4.

4)      Please add disclosure for your Bocaina and Santa Barbara properties in future filings, describing your annual production as required by instruction 1(a) to Item 4.D of Form 20-F.  This would include resource/reserve materials mined and salable products.

Response to Comment No. 4.

We note the Staff’s comment but kindly request to continue to not include this information regarding our limestone (Bocaina), dolomite (also Bocaina) and tin (Santa Barbara) properties as neither property is material to our business, as discussed in our response to the Staff’s comment No. 2.

SEC Comment No. 5.

5)      Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F in your future filings.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•        A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•        A graphical bar scale should be included.  Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•        A north arrow.

•        An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•         A title of the map or drawing, and the date on which it was drawn.

•        In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

•        Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	4

Response to Comment No. 5.

We note the Staff’s comment and will include the information requested regarding our iron ore (Casa de Pedra, Engenho, and Fernandinho) properties in future filings. We kindly request to continue to not include this information regarding our limestone (Bocaina), dolomite (also Bocaina) and tin (Santa Barbara) properties as neither property is material to our business, as discussed in our response to the Staff’s comment No. 2.

SEC Comment No. 6.

Operating and Financial Review and Prospects, page 63

Liquidity and Capital Resources, page 87

Sources of Funds and Working Capital, page 87

Year 2012 Compared to Year 2011, page 87

6)      We note your disclosure stating that the decrease in your cash provided by operations from 2011 to 2012 was mainly due to a decrease of R$1,215 million in net income adjusted for items that do not impact cash and a decrease of R$501 million in working capital.  Given the significant impact items like deferred income taxes, impairments on available for sales securities and inflation adjustments had on operating cash flows, please expand your disclosure to discuss and quantify the underlying reasons for changes in line items presented on your statement of cash flows.  Refer to FRC Section 501.13.b and 13.b.1.  Submit any proposed disclosure revisions with your response.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	5

Response to Comment No. 6.

We note the Staff’s comment and would like to clarify that in 2012 our operating results were impacted by significant non-cash items as follows:

-          In 2012, we recognized the impairment of our investment in Usiminas’ shares and consequently reclassified the accumulated losses recorded in shareholders’ equity in the amount of R$2,023 million to other operating expenses (income statement) partially offset by R$688 million in deferred taxes. This reclassification is also the reason for the significant impact on the items “Impairment of available-for-sale investments” and “deferred income tax and social contribution.” For a more detailed description of our policy regarding impairment of financial assets, see Note 13.II. to the consolidated financial statements included in “Item 18. Financial Statements.”

-          In 2012, inflation adjustments and exchange differences effects totaled R$1,247 million mainly due to the depreciation of the real  against the U.S. dollar and the increase of our foreign exchange exposure.

However, based on the FRC Section 501.13.b and 13.b.1, we believe our explanations should focus on operations that have cash impacts and we therefore propose to revise our disclosure in future filings as follows:

“Operating Activities

Cash provided by operations was R$3,488 million and R$4,202 million, in 2012 and 2011, respectively. The R$714 million decrease was mainly due to ~~a decrease of R$1,215 million in net income adjusted for items that do not impact cash and a decrease of R$501 million in our working capital~~ the decrease of 28.2% in gross profit driven by significant increases in production costs, partially offset by a better working capital management, as explained below:

-          Increase of trade receivables driven by the higher steel sales volume to domestic and foreign markets in 2012.

-          Reduction of inventories mainly due to a better inventory management. In 2012 the average inventory turnover period fell by 27 days (from 103 days on December 31, 2011 to 76 days on December 31, 2012).”

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	6

SEC Comment No. 7.

Directors, Senior Management, and Employees, page 97

7)      Please expand your disclosures under this heading to include the information required by Item 6 of Form 20-F for your Chief Financial Officer, Mr. Rogerio Leme Borges dos Santos, or tell us why you believe this information has been appropriately omitted.  Submit any proposed disclosure revisions with your response.

Response to Comment No. 7.

We note the Staff’s comment and would like to clarify that we include under members of our executive board only statutory executive officers who are appointed pursuant to Brazilian law and our by-laws. Mr. Rogerio Leme Borges dos Santos is not one of these statutory executives officers and we do not have a chief financial officer (CFO) as such term is generally used in the market. Nonetheless, for 2012 we determined that, for purposes of the 20-F and related certifications, Mr. Rogério Leme Borges dos Santos was our principal financial officer.

We will include the information requested in future filings. We propose to revise our disclosure as follows:

“Other Key Executives

In addition to our statutory board of executive officers, who are appointed pursuant to Brazilian corporate law and our by-laws, our controller, Mr. Rogério Leme Borges dos Santos, is also one of our key executives.

Rogério Leme Borges dos Santos. Mr. Santos has been our controller since April, 2009 and is currently our principal financial officer. Previously to CSN, he worked at Alcoa Inc. as Latin America regional controller and at Coopers & Lybrand Auditores (later incorporated by PricewaterhouseCoopers) as audit manager. Mr. Santos graduated in accounting from Pontifícia Universidade Católica de São Paulo - PUC/SP and has an International Executive MBA from the University of Pittsburgh (EUA).”

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	7

SEC Comment No. 8.

Financial Statements, page 137

Note 2- Significant Accounting Policies, page FS-10

(i) Property, plant and equipment, page FS-14

8)      You include your accounting policy for stripping costs and the fact that you adopted IFRIC 20 on January 1, 2013.  Supplementally tell us how you are accounting for stripping cost as a result of your IFRIC 20 adoption, and quantify the impact the adoption on your financial statements.

Response to Comment No. 8.

We note the Staff’s comment and would like to clarify that, based on the IFRIC 20, during the initial development of a mine, the stripping is frequently removed in order to gain access to the ore body. In this stage, costs are initially capitalized as “construction working in progress” and cease when ore begins to be extracted from the mine. After the completion of this stage, the amount recorded in “construction working in progress” is capitalized and amortized over the useful life of the mine. After the start of the production phase of the mine, stripping costs are treated as production costs. During the operation/production phase, there are stripping campaigns and routine stripping costs. Stripping campaigns costs are also capitalized and routine stripping costs are accounted for as costs of production. In order to clarify our accounting policy for stripping costs, we propose to revise our disclosure in future filings as follows:

“Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on the mine’s reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), ~~at each mine individually during the period that stripping costs are incurred~~ except when a new campaign is launched to permit the access to a significant new ore body. In such cases, the cost is capitalized as a non-current asset and amortized during the extraction of the ore body.”

The adoption of IFRIC 20 did not have a material effect on prior periods and, as we did not have any predecessor stripping asset balance recognized, no adjustment in opening retained earnings was needed on the first-time adoption.

During the years of 2012 and 2013, there were no new stripping campaign costs or initial development of a mine. During the operation/production phase in 2012 and 2013 we incurred only routine stripping costs in the amount of R$144 million and R$149 million, respectively, accounted for as costs of production.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	8

SEC Comment No. 9.

(v)- Financial Instruments, page FS-19

iv)- Derivative Instruments and Hedging Activities, page FS-22

9)      We note your disclosure under this heading and elsewhere in your filing stating that changes in the fair value of derivative instruments are immediately recognized in the income statement under “Other gains(losses), net.”  However, there is no line item labeled as such on your Income Statement.  Please revise your disclosures accordingly.

In addition, your disclosure in Note 7, on page FS-29, and in Note 14, on page FS-53, indicates that you have recorded unrealized gains on derivatives in other current and non-current assets and unrealized losses on derivative instruments in other current and non-current payables, respectively, on your Balance Sheet, and it appears you have attributed the same value to these unrealized gains and losses as you have to the fair value of derivative assets and liabilities as disclosed in Note 13, on page FS-43.  Please tell us why the amounts of unrealized gains and losses on derivative instruments have the same value as your derivative assets and liabilities, why you have recorded unrealized gains and losses on your Balance Sheet, or revise the labeling of these amounts to appropriately characterize their nature and tell us where we can find the change in the value of the derivative instruments on the income statement as it appears the change may be in finance income and expense but the amounts do not reconcile.

Response to Comment No. 9.

We note the Staff’s comment and would like to inform that the changes in the fair value of any derivative instruments are immediately recognized in the income statement under “Finance income” and “Finance costs”. The disclosure on page F-22 of our 2012 Form 20-F under the heading “Other gains (losses), net” is not correct and we propose to revise it in future filings as follows:

“iv) Derivative instruments and hedging activities

- Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of income under ~~“Other gains (losses), net"~~ “Finance income” and “Finance costs”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.”

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	9

We also propose to reflect this correction on Critical Accounting Estimates – Derivatives section on page 73 of our 2012 Form 20-F, as follows:

“Critical Accounting Estimates

Derivatives

IAS 39, “Financial Instruments: Recognition and Measurement”, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in the statement of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recorded in the statements of income under ~~“Other gains (losses), net"~~ “Finance income” and “Finance costs”. Although the Company uses derivative for hedging purposes, it does not apply hedge accounting. With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

In addition we clarify that our unrealized gains and losses from derivatives are recognized in the statement of income under “Finance income” and “Finance costs” and we will revise the disclosures in Note 7 and Note 14 to substitute the description of these amounts to “derivative financial instruments”, as disclosed in Note 13.

We hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	10

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Marcos Lessa at +55-11-3049-7584.

Sincerely,

/s/ Rogério Leme Borges dos Santos
Companhia Siderúrgica Nacional
By: Rogério Leme Borges dos Santos
Title: Controller

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	11